SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

NOTICE TO SHAREHOLDERS

GAFISA S.A. (“Company” or “Gafisa”) complementing the Material Fact released on December 14, 2016, hereby informs that the extraordinary shareholders’ meetings were held on February 20, 2017, at 10:00 a.m. and 11:00 a.m., which, amongst other matters: (i) approved the reverse split of all its common shares, pursuant to Article 12 of Law No. 6.404/76, at the ratio of 13.483023074 to 1 share (“Reverse Split”); (ii) offered to the Company’s shareholders the preemptive right, at the proportion of their respective equity interest in Gafisa’s capital stock, to acquire common shares representing up to 50% of the capital stock of its wholly-owned subsidiary Construtora Tenda S.A., a publicly-held company enrolled with the Corporate Taxpayer’s ID (CNPJ/MF) 71.476.527/0001-35, Corporate Registry ID (NIRE) 35.300.348.206 (“Tenda”), under the terms and for the purposes of Article 253, I of Law No. 6,404/76 (“Preemptive Right”), in view of the Company’s decision to sell part of the shares issued by Tenda to Jaguar Real Estate Partners, LP or one of its affiliates (“Jaguar”); and (iii) approved the capital reduction of the Company, in the total amount of R$219,510,000.00, with the delivery to its shareholders of 27,000,000 ordinary shares issued by Tenda, that represent the other 50% of Tenda’s capital stock.

1.                       Concerning the Reverse Split:

1.1.                 A 30-day term will be granted, initiating on February 21, 2017 and ending on March 22, 2017, so that shareholders owning common shares may adjust their positions in multiple lots of 13.483023074 shares, by means of trading at BM&FBOVESPA.

1.2.                 The shares representing the Company’s capital stock will then be traded under reverse split as of March 23, 2017.

1.3.                 Once elapsed the 30-day term to the Company’s shareholders adjust their position, the share fractions resulting from the reverse split will be grouped in whole numbers and sold in as much auctions as necessary, to be appropriately held at BM&FBOVESPA, and the amounts resulting from the sale of share fractions made available to shareholders, within 5 days after sale financial settlement, as follows: (i) those shareholders who already indicated the bank account to credit the dividends, will have automatically credited the amount corresponding to the sale of their share fraction in the same bank accounts; (ii) shareholders whose shares are deposited at the Assets Depositary Center of BM&FBOVESPA, will have the amount corresponding to the sale of their share fraction credited at referred depositary center, which will be in charge of transferring the amount to shareholder; and (iii) those shareholders who did not indicate the bank account or whose shares are blocked or with registration outdated, the amount corresponding to the sale will remain available at the Depositary Institution – Itaú Unibanco S.A., as of same date, which will make the payment by means of submission of supporting documentation of ownership, unblock or identification, where applicable.

1.4.                 Any blockage of non-grouped shares issued by bookkeeping agent, which have not been deposited and/or sold yet, only shall be valid to settle trades made until March 22, 2017.

2.                       Concerning the Preemptive Right:

2.1.                 The exercise of Preemptive Right will be ensured to shareholders owning the Company’s shares on March 16, 2017, totalizing 27,000,000 common shares issued by Tenda, which account for 50% of its capital stock.

2.2.                 By assuming Gafisa’s shareholding on this date, the Preemptive Right shall be ensured at the proportion of 0.07416734322 common shares issued by Tenda for each common share held by Gafisa (for this purpose, excluding the reverse split effects), proportion of which may be altered if the number of Gafisa’s ex-treasury shares as of March 16, 2017 is altered.

2.3.                 The purchase price of each share issued by Tenda is R$8.13 per share (“Price per Share”), whose payment shall be made in cash, upon the exercise of the Preemptive Right, directly to the Company’s share depositary institution.

2.4.                 Referred extraordinary shareholders’ meeting announced that the term to exercise the Preemptive Right will be 30 days as of March 17, 2017 (inclusive), i.e., until April 15, 2017 (inclusive). The Preemptive Right may be freely assigned by Shareholders to third parties, pursuant to Article 171, Paragraph 6 of Law No. 6.404/76.

2.5.                 Shares issued by the Company will then be traded ex-preemptive right in the acquisition of shares issued by Tenda as of March 17, 2017.

2.6.                 Shareholders with shares deposited at the Depositary Center of BM&FBOVESPA shall exercise their Preemptive Right through their respective custody agent. Shareholders owning book-entry shares directly at Itaú Unibanco S.A., the Company’s shares depositary institution, may exercise their Preemptive Right in any of the Brazilian branches of Itaú Unibanco S.A.

2.7.                 The Preemptive Right may be traded at BMF&BOVESPA under the ticker symbol assigned by referred stock exchange.

2.8.                 Shareholders intending to privately negotiate their Preemptive Right during the Preemptive Right exercise term may do so and shall request the issue of respective rights assignment to Itaú Unibanco S.A. The rights assignment instrument shall be delivered to Itaú Unibanco S.A. with assignor’s notarized signature.

2.9.                 Shareholders owning book-entry shares directly at Itaú Unibanco S.A. intending to exercise their Preemptive Right or, under the terms of item 2.7 above, to assign their Preemptive Right shall submit the following documentation:

•         Individual: (i) identity document (RG – identity card or RNE – foreigner’s identity card) and (ii) individual taxpayer registration (CPF).

•         Legal Entity: (i) certified copy of its articles of incorporation or restated Bylaws, (ii) proof of registration at the national registry of legal entities (CNPJ), (iii) certified copy of corporate documents evidencing the powers to sign the exercise form, and (iv) certified copy of RG or RNE, CPF and proof of address of signatory(ies). Additional documents may be requested from investors residing abroad.

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•         Representation by proxy: proxy instrument with specific powers, accompanied by documents mentioned above, where applicable, of assignor and attorney-in-fact;

2.10.             The Preemptive Right shall be exercised by completing and signing the exercise form. The signature of the Preemptive Right exercise form will represent manifestation of irrevocable and irreversible signatory’s intention of acquiring the shares purpose of referred form, and signatory shall have the irrevocable and irreversible obligation of paying the purchase price upon signature.

2.11.             Once expired the term to exercise the Preemptive Right, the unsold shares will be apportioned amongst those shareholders who expressed their interest upon the exercise of Preemptive Right, at the proportion of shares they acquired prior to apportionment, accepting the option to acquire an overallotment, until the limit of unsold shares, also applying, where applicable, other provisions of Article 171  of Law No. 6.404/76. In eventual apportionment of unsold shares, shareholders who express their interest in reserving unsold shares in relevant documentation will have 4 days, as of the Company’s release of the Notice to Shareholders for acquisition and payment, upon acquisition of apportioned unsold shares in domestic currency.

2.12.             Jaguar’s acquisition of shares representing, at least, 20% and up to 30% of Tenda’s capital stock, by Price per Share, and sale of Tenda’s shares to Gafisa’s shareholders who exercise their Preemptive Right are subject to the conclusion of Gafisa Capital Reduction. Therefore, if Gafisa Capital Reduction is not implemented, Gafisa will not proceed with the sale of Tenda’s shares. In this assumption: (i) investors trading shares issued by Gafisa and respective Preemptive Right, in the period from March 17, 2017 (included) until the release date of the Notice to Shareholders informing about the conclusion or not of Gafisa Capital Reduction shall be aware that, if Gafisa does not proceed with the sale of Tenda’s shares, the Preemptive Right assumptions and those assumptions for shares to be traded ex-preemptive right shall no longer exist; (ii) investors who acquire the Preemptive Right on the market will not receive any type of refund in view of trades carried out with referred right, in the event Gafisa does not proceed with the sale of Tenda’s shares; and (iii) Gafisa will refund shareholders and investors who exercised the Preemptive Right, with the Price per Share effectively paid by them, without any adjustment or correction.

2.13.             Gafisa, as the sole shareholder of Tenda, approved, on this date, the listing of Tenda’s shares on the traditional segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A., so that, upon the delivery of Tenda’s shares to the shareholders of Gafisa, such shares are accepted for trading at this specific segment.

3.                       Summary Chart:

3.1.                 As indicated above, please find below a summary chart of relevant dates for the Reverse Split and the procedure to exercise the Preemptive Right:

Event	Dates

Reverse Split
Period to adjust position.	From 02/21/2017 until 03/22/2017
Date when shares will be traded under reverse split.	03/23/2017

Preemptive Right
Shareholder base entitled to the Preemptive Right.	03/16/2017
Term to exercise the Preemptive Right.	From 03/17/2017 until 04/15/2017

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São Paulo, February 22, 2017.

André Bergstein
Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 22, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer